May 21, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (818)827-0900

Mr. Terry Gabby
Chief Financial Officer
Global Entertainment Holdings, Inc.
1516 E. Tropicana Ave., Suite 245
Las Vegas, Nevada 89119

Re: Global Entertainment Holdings, Inc. (f/k/a Litfunding Corp.)
Form 10-KSB for Fiscal Year Ended December 31, 2007
File No. 000-49679

Dear Mr. Gabby:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Period Ended December 31, 2007

Management's Discussion and Analsysis of Financial Condition and Results of Operations

Operation Plan, page 14

1.   We refer to the statement that Company plans, through Global Universal, to develop the
        business of producing low-budget genre productions and that your available funds of
        $2,500 as of December 31, 2007 will not be able to satisfy your working requirements for
        the next twelve months. We also note the following statements:

        • The General Business Development section on page 2 states Global Universal is an
          early stage company *that has not yet produced revenues.*

        • The risk factor: "Our cash flow from the financing of litigation…" on page 8 states
          your film production business *is not likely to produce any significant cash flow until
          you complete your first film.*

        Please revise this section to reconcile the above disclosure in the Description of Business
        and the Risk Factors section with the following information that discuss material filming
        operations and funding transactions of Global Universal:

        • The Global Universal website, www.globaluniversal.com discloses the finished
          production of eleven films and the development of eight films with budgets totaling
          $89.4 million material film

        • The market wire: "Global Universal Film Group Stretches its Arms to the Bayou"
          dated September 2007 describes a $100 million line of credit inked by Global
          Universal with a prominent asset backed lender and private equity fund, a grant for
          $20 million, and a joint venture agreement with a post-production house located in
          Baton Rouge.

        • The "Book, TV and Movie Rights" totaling $192,000 and $360,000 as of September
          30, 2007 and 2006, respectively disclosed as part of "Other Assets" in the
          Consolidated Balance Sheet on page 2 of the Form 10-QSB for the period ended
          September 30, 2007.

Item 8.A, Controls and Procedures, page 19

2.   We refer to the statement that management concluded the Company's disclosure controls
        and procedures were not effective as of December 31, 2007 primarily due to their
        inability to timely file their Form 10-KSB within the time frame prescribed by the
        Commission. We also note that during the fourth quarter of 2007 the Company intended
        to engage the services of an financial consultant to assist the Company in preparing their
        financial statements and related disclosures in order to prevent further breakdowns in
        internal control over financial reporting. Please revise this section to discuss the
        following:

        •   The remedial plan of action undertaken by the Company to provide reasonable
            assurance that the material deficiencies in internal control over financial reporting
            that resulted in the untimely filing of your reports with the Commission will be
            corrected.

        •   Consider in your response that Item 8.A, "Controls and Procedures" on page 31 of the
            December 31, 2006 10-K state the Company engaged during the fourth quarter of
            2006 an independent consultant to assist in preparing the financial statements and in
            evaluating financial statement disclosures.

3.   We note that the certifications signed by the Chief Executive Officer and the Chief
        Financial Officer filed as Exhibits 31.1 and 31.2, as required by Section 302 of SOX,
        were dated 4/15/07. Please file amended certifications signed by the Chief Executive
        Officer and the Chief Financial Officer that are updated to cover the fiscal period covered
        by the audit report.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1.

4.   We refer to the unqualified opinion of the independent auditors with respect to the
        financial statements for the year ended December 31, 2007:

        •   Please revise the audit report to include the opinion of the auditors with respect to the
            financial statements for the year ended December 31, 2006.

        •   Refer to the reporting requirements of Item 310(a) of Regulation S-B that requires a
            small business issuer to file, in addition to an audited balance sheet as of the end of
            the most recent fiscal year, audited statements of income, cash flows and changes in
            stockholder's equity for the two fiscal years preceding the date of the audited balance
            sheet.

General

5.	In order to enhance investor usefulness, please revise the financial statements to delete line items that do not have any balances for the years disclosed in the financial statements and that do not have any related footnote disclosure.

Consolidated Balance Sheets, page F-2

6.	Revise to disclose in a footnote the nature and origin of the "Accounts Receivable" line item equal to 20% of total assets. Describe your methodology for determining the reasonability of the allowance for uncollectible receivables.

7.	Revise to describe the composition of the "Other Assets" line item for $202,000, equal to 20% of total assets. We note the "Other Assets" line item in the Consolidated Balance Sheet as of September 31, 2007 included $192,000 of "Books, TV and Movie Rights". Please disclose in a footnote when these assets were acquired and how they are how the capitalized, amortized and valued taking into consideration the presentation and disclosure requirements of paragraphs 51 to 58 of EIFT 00-2.

8.	Please disclose in a footnote to the financial statements why the Company has not recorded any Deferred Revenues as of December 31, 2007 considering it had recorded $217,000 of deferred revenues in the Consolidated Balance Sheet for the year ended December 31, 2006 on page F-3 of the 2006 Form 10-K.

Consolidated Statement of Operations, page F-3

General

9.	We note both columns have heading which indicate the information refers to the year ended December 31, 2007. Please revise the heading for the right hand column to read "For the year ending 2006"

10.	We refer to the "Gain on debt restructure" for $324,000 for 327% of net loss for the year ended December 31, 2007. Please revise the notes to the financial statements to provide for each restructuring the disclosure required by paragraphs 25 and 26 of SFAS 15.

11.	We note you have included in the "Basic Earnings (loss) per share" line item the total loss for 2007 and 2007. Please revise to disclose earnings on a per share basis as required by SFAS 128 and provide the footnote disclosure required by paragraphs 40 to 41 of SFAS 128.

12.   Considering the Company has a loss from operations for 2007 and 2006, please revise the loss per share disclosure to eliminate the "Diluted Earnings (loss) per share" section any potential dilutive common share equivalents in the denominator will always be anti-dilutive. Refer to paragraph 16 of SFAS 128.

Note 1, Summary of Significant Accounting Policies, Principles of Consolidation, page F-7

13.   We refer to Form 8-K filed on January 4, 2008 that states on December 31, 2007 the Company acquired 100% of the shares of Hands Free Entertainment for which it issued 250,000 shares of common stock. We note that this acquisition transaction was mutually rescinded on March 28, 2008 as stated in the Form 8-K filed on April 10, 2008 which states that the transfer of the 250,000 shares was not concluded.   Please revise the notes to the financial statements to disclose the following:

   • The terms of the Share Exchange Agreement entered into that resulted in the acquisition of Hands Free Entertainment as of December 31, 2007 and the terms of the subsequent Rescission Agreement entered into on March 28, 2008. .

   • The reason why the consolidated financial statements of the Company as of December 31, 2007 did not include the audited financial statement of the acquired entity and the footnote disclosure required by paragraphs 51 to 53 of SFAS 141.

   • A reconciliation of your statement in the Form 8-K filed on January 4, 2008 that the Company issued the 250,000 shares of common stock to finalize the transaction and your disclosure in the Form 8-K filed on April 10, 2008 that the transfer of the shares was not concluded.

   • The total legal, accounting and other costs incurred in the original acquisition and rescission of Hands Free Entertainment and where they are recorded in the financial statements. Disclose any contingent liabilities incurred with respect to the termination of the agreement.

Note 1, Summary of Significant Accounting Policies, Principles of Consolidation, page F-7

14.   We refer to the market wire titled: "Global Universal Film Group Stretches its Arms to the Bayou" issued in September 2007. Please revise the notes to the financial statements to disclose the following financial transactions entered into by Global Universal, your wholly owned subsidiary:

- The terms, conditions and usage restrictions related to the grant for $22 million from the Louisiana Department of Economic Development. Refer to the "Overview and Outlook" section of MD&A on page 17 of your Form 10-QSB that states Global Universal in 2007 applied for and received pre-certification of tax credits for $20 million from the State of Louisiana.

- The terms of the $100 million line of credit that Global Universal inked with a prominent asset backed lender and private equity fund that will be used, along with the $22 million grant, to make seven films in Louisiana.

- The current costs incurred with respect to the seven films you state will be produced in Louisiana taking into consideration any financial statement disclosures required by AICPA SOP 00-2. We note the CEO of Global Universal stated in the press release that the Company was *currently in negotiations* for an output deal for the slate of seven films. Refer to the "Overview and Outlook" section of MD&A on page 17 of your Form 10-QSB that states the projected budget for six films is $70.5 million.

- Revise Note 10, "Commitments and Contingencies" on page F-16 to disclose the terms of any lease agreements related to the operations of the headquarters of Global Universal located at Paramount Studios in Hollywood and the branch production offices that were opened in Baton Rouge, Louisiana.

- The terms, including any funding requirements, related to the joint venture agreement with Third Coast Digital, a post-production house located in Baton Rouge.

15.   We refer to the website of Global Universal Film Group, www.globaluniversal.com and the website,www.youvegotthepart.com stated in your market wire titled" "Global Universal Film Group announces World-Wide Casting Site" issued in September 2007. Please revise the financial statements to disclose the following information:

- The personnel and software costs incurred to develop and maintain these websites taking into consideration the accounting requirements of AICPA SOP 98-1.

- The revenues and related film, participation, exploitation and manufacturing costs related to the eleven films that are included in the "Produced" section of the website of Global Universal taking into consideration the following:

   o The disclosure requirements of paragraphs 51 to 58 of AICPA SOP 00-2, "Accounting by Producers or Distributors of Films".

      o   The market wire titled: "Global Universal Film Group Movie to be included in Special Needs Curriculum" issued in September 2007 that states the film "Through your Eyes" was released in August 21, 2007 to be used in a core curriculum for deaf students.

- The ongoing development and production costs related to the eight films stated in the "Development" section of the website of Global Universal with a combined production budget of $89.4 million including the costs related to contracting actors such as Kevin Spacey and Billy Crystal.

16.   We refer to the market wire titled: "Litfunding Hires Blue Future for Investor Relations" dated October 29, 2007 that states you have retained the services of Blue Future, Inc. an investor relations and business development consultancy. Revise the financial statements to disclose the contractual terms of this relationship and related costs and contingencies.

Note 5, Contingent Advances, page F-11

17.   We refer to the impairment allowance of $37,000 equal to 10% of total contingent advances as of December 31, 2007 and the statement that management has historically achieved an 85% success rate on cases it has funded and no less than 90% on new funding. Please revise this section and provide an additional impairment allowance considering the "Overview and Outlook' section of MD&A on page 13 provides the following disclosure that indicates significant management concerns as to the realizability of these assets:

- In 2007 most of the cases for which litigation funding advances were made are over 36 months old;

- There has been very little follow-up with most of the attorney's representing these cases;

- Present management is of the opinion that *recovering all or a significant portion of the Company's advances and fees is doubtful*.

Note 6, Participation Agreements, page F-11

18.   We note that as part of the plan of reorganization described in Note 2 on page F-9, in 2004 the control of the Contract Pool of Settlement Agreements totaling $26.7 million was transferred to a designated Contract Manager, thereby relieving the Company of all obligations due under the Plan Note. Please tell us and revise the footnote to discuss the following:

- Explain the nature and repayment terms of the Company's current participation obligations for $700,000;

- Discuss the difference between the obligations related to these participation agreements that were retained by the Company as compared to those that were removed from the balance sheet as part of the plan of reorganization;

- State the contractual or expected funding source for repayment of these obligations.

Note 9, Stockholders' Equity, Common Stock, page F-13

19.   We refer to the "Description of Business" section on page 2 that states in December of 2007 the Company effected a one-for-ten reverse split of the outstanding common stock of the Company.   Please revise this footnote to disclose the terms of the reverse split and state, if true, that the common stock issuances described have been retroactively adjusted to give effect to the stock split for all periods presented.

20.   Please revise this footnote to disclose all the common stock issuances made during 2007 in payment of debt, services rendered or accrued salaries and state how their fair value was determined. We refer to the following sources that describe significant common stock issuances during 2007:

- Note 8, Stockholders' Equity on page 10 of the Form 10-QSB for September 30, 2007 discloses 74 million shares were issued during the nine-month period then ended in payment of debt or for services rendered.

- The "Description of Business" section on page 2 states in March 2007 the Company issued 40 million shares to Rochester Capital Partners, a partnership controlled by the CEO of the Company.

- The "Promissory Notes" section of MD&A on page 15 describes the conversion of promissory notes into 9 million common shares during the four-month period ended December 31,2007.

Note 9, Stockholders' Equity, Common Stock, page F-13

21.   We refer to the "Agreements with Imperial Capital Holdings" section of MD&A on page 16 regarding the Equity Investment and Registration Rights agreement. Please revise this note to discuss:

- The terms of the equity line of credit under the Equity Investment Agreement.
- The terms of the Registration Rights Agreement entered into by the Company in 2006.
- The 1.3 million common stock issued; the conversion features of the related convertible note payable; the default of the Company to register the common stock under the equity line of credit and the default under related notes payable that are secured by advances under the line of credit.

22.   Disclose the share issued and issuable with respect to the Placement Agent Agreement entered into with respect to the Equity Investment Agreement and the Security Agreement entered into with James Paul Gietz with respect to certain existing and future collateralized asset of Litfunding. Refer to the "Placement Agent" section of MD&A on page 22 of the Form 10-QSB for the period ended September 30, 2007.

23.   We refer to the "Series "B" Convertible Preferred Stock" section on page F-16 that states the Company entered into a reverse tri-party merger with Global Universal Film Group in which it issued 1.5 million shares of convertible preferred stock to their stockholders for the acquisition and 2.5 million shares in exchange for the cancellation of $274,000 of debt to Global. We also refer to the following information regarding the operations of Global Universal, the accounting acquirer:

- The "Description of Business" section on page 2 states this acquisition was made during the first quarter of 2006 along with the acquisition of Easy Money Express, a recently formed entity.

- The website, www.globaluniversal.com discloses Universal Group since its formation in 1997 has produced eleven films and is currently developing eight films with budgets totaling $89.4 million.

- The market wire titled: "Global Universal Film Group Stretches its Arms to the Bayou" issued in September 2007 states Global Universal inked a $100 million line of credit with an asset backed lender and private equity fund that will be used, along with $22 million of tax grants to make seven films in Louisiana and has entered into a joint venture agreement with a post-production house located in Baton Rouge.

Considering the material operations of Global Universal please revise the financial statements and related footnote disclosure as follows:

- Revise this section to expand your disclosure why the the acquisition of Global Universal qualifies as a reverse tri-party merger;

- State the third entity involved in the merger and why this is not considered a reverse acquisition transaction.

- Provide the applicable disclosures required by paragraph 51 to 53 of SFAS 141 regarding the reverse acquisition. We note the financial statements in the Form 10-K for the year ended 2006 do not include any disclosure regarding this acquistion.

- Tell us why you have not filed the audited financial statements of Global Universal and the pro forma financial information required by Item 310(c)(3) and Item 310(4)(d) of Regulation S-B.

Note 14, Subsequent Events, Divestiture of Liftunding USA, page F-18

24. We note the Company divested itself in March 2008 of all of its former core business operations by selling Litfunding USA, Inc for a total consideration of $500 plus a contingent purchase price consisting of a 50% interest in the *net revenues to be collected from advances and fees related to litigation funding* less related expenses, liabilities and management fees payable to the acquirer. Please explain to us your basis, including the authoritative accounting literature you relied on, for concluding that this transaction qualifies as a divestment of your total interest in the risks and rewards of ownership of your former operations to the buyer. Consider in your response the following:

- Your post-divestment 50% participation in the future net revenues from litigation funding advances appears to be similar to a joint venture transaction and would preclude your full divestment of the interest in Litfunding USA. Consider in your response:

  - The Company's consideration of Issue 2 in EITF 03-13 regarding the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component.
  - The statement by the Company's CEO in press release dated April 8, 2008 titled "Global Entertainment Holdings Completes Sale of Litfunding USA, Inc." in the Form 8-K filed on March 31, 2008 that the Company will divest itself of over $800,000 in liabilities *while preserving a potentially lucrative participation in the potential revenues as receivables are collected.*

- The initial purchase consideration of $500 paid by the buyer doe not appear to be a sufficient consideration to entitle it to receive a 50% interest in net revenues to be collected from litigation funding advances net of related expenses.

- The financial ability of the buyer, excluding any expected receipts from future net revenues related to litigation funding, sufficient to pay off according to their original contractual terms, the liabilities of the Company's former operations totaling $1.167 million as of December 31, 2007.

- Reconcile the $800,000 of liabilities outstanding of Litfunding USA which are to be divested as stated in press release dated April 8, 2008 titled "Global Entertainment Holdings Completes Sale of Litfunding USA, Inc." in the Form 8-K dated filed March 31, 2008 with the $1.167 million of liabilities recorded in the consolidated balance sheet as of December 31, 2007.

- Discuss your proposed disclosure for recording these discontinued operations under paragraph 47 of SFAS 144. Provide us with a summary of how the gain or loss recognized on the divestiture will be determined in accordance with paragraph 27 of SFAS 144 was determined.

25. Assuming this divestiture qualifies as a sales transaction please revise the Consolidated Balance Sheet the major classes of asset and liabilities included as part of the disposal group. Refer to paragraphs 33 and 47.a. of SFAS 144.

*   *   *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief